1334 York Avenue New York, NY 10021 212.606.7372 F 212.606.7132 WILLIAM.SHERIDAN@SOTHEBYS.COM

     William S. Sheridan
EXECUTIVE VICE PRESIDENT &
   CHIEF FINANCIAL OFFICER
SOTHEBY’S HOLDINGS, INC.

June 16, 2009

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Tel: (202) 551-3406
Fax: (703) 813-6981

Re:	Sotheby’s (the “Company”)
Form 10-K For The Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q For The Quarterly Period Ended March 31, 2009
Filed May 8, 2009
Form 8-K
Filed March 3, 2009
File No. 001-09750

Dear Mr. Gilmore:

This letter is to acknowledge Sotheby’s request to delay our written response to your letter dated May 26, 2009 to next Monday, June 22, 2009. This matter was discussed with you on Sotheby’s behalf by Catherine T. Dixon of Weil, Gotshal & Manges.

Please do not hesitate to call me at (212) 606-7372 if you would like to discuss this matter or if you have any additional questions or comments.

Sincerely,

/s/ William S. Sheridan
William S. Sheridan